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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*


                                 GAMOGEN, INC.
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                                (Name of Issuer)


                                     COMMON
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                         (Title of Class of Securities)

                                  364661 10 8
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                                 (CUSIP Number)

Aaron A. Grunfeld, Esq., 10390 Santa Monica Boulevard, Fourth Floor Los Angeles, California 90025 (310) 277-8300
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 8, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Continued on following page(s))

                               Page 1 of 5 Pages

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CUSIP NO. 364661 10 8                                  PAGE ____ OF _____ PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              SOUTHRIDGE GROUP LLC
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS
                                       PF
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                     NEVADA
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      NUMBER OF          7. SOLE VOTING POWER                649,200
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER           649,200
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                       649,200
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                           [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     52.78
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14.   TYPE OF REPORTING PERSON*
                                       CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1   SECURITY AND ISSUER.

         SECURITY: Common Stock

         ISSUER'S CURRENT ADDRESS:

                      Gamogen, Inc.
                      1930 Village Center Circle, Suite 3-183
                      Summerlin, Nevada 89134-1389

         ISSUER'S FORMER ADDRESS:

                      Gamogen, Inc.
                      24 Carpenter Road
                      Chester, New York 10918

Item 2. IDENTITY AND BACKGROUND.

         A. NAME:

                      Southridge Group LLC ("Southridge")
                      c/o Aaron A. Grunfeld
                      10390 Santa Monica Boulevard
                      Fourth Floor
                      Los Angeles, California 90025-5058

         B. RESIDENCE OR BUSINESS ADDRESS:

                      c/o Aaron A. Grunfeld
                      10390 Santa Monica Boulevard
                      Fourth Floor
                      Los Angeles, California 90025-5058

         C. PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:

         Southridge is a limited liability company newly formed under the laws of the State of Nevada and is beneficially owned by Yale Farar. Southridge was formed for the purpose of acquiring the shares and does not conduct any other business.

         D. CURRENT CONVICTION DURING THE LAST 5 YEARS:

                      None

         E. SECURITIES LAWS PROCEEDINGS:

                      None

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Item 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Southridge effected the purchase of 649,200 shares of Gamogen, Inc. from Repro-Med Systems Inc. on or about November 8, 1999. Southridge utilized its own funds of $80,000 and delivered a promissory note in the amount of $183,579 for the balance. This note bears interest at six and one-half percent per year and is guaranteed by Yale Farar.

Item 4. PURPOSE OF TRANSACTION.

         As indicated in Item 3 Southridge acquired the shares from Repro-Med Systems for the purposes of (1) gaining control of Gamogen and (2) thereafter seeking to have Gamogen serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination ("Business Combination") with an operating business. No assurance can be given that Southridge will be able to effect a Business Combination. Southridge paid a total of $263,579 for the shares, consisting of $80,000 and a promissory note in the principal amount of $183,579 (the "Note"). The Note is guaranteed by Yale Farar, the principal beneficial owner of Southridge. Concurrent with Southridge's purchase of the shares from Repro-Med, Gamogen sold substantially all of its assets to Repro-Med in exchange for the Note. In connection with this transaction Gamogen delivered general releases to its directors, who are also directors of Repro-Med. Southridge believes that sale of assets is consistent with the purposes set forth above and may further Gamogen's ability to pursue a Business Combination. Following this transaction, the board of directors of Gamogen resigned in favor of Harold S. Fleischman and Aaron A. Grunfeld.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         On or about November 8, 1999, a recently formed Nevada limited liability company whose principal beneficial owner is Yale Farar, effected the purchase of 649,200 shares of Gamogen, Inc. from Repro-Med for an aggregate consideration of $263,579 or $0.41 per share. These shares constitute approximately 53% of Gamogen's outstanding shares. Yale Farar as the principal beneficial owner of Southridge, has the sole power to sell all shares of common stock and has the sole voting power on all shares of common stock owned by Southridge.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Please see Items 3, 4 and 5 above. Further, in connection with the transactions described above, Repro-Med and Gamogen entered into an option agreement whereby Gamogen and Repro-Med each granted to the other the option to acquire Gamogen's interest in the "Restore Joint Venture* between Gamogen and Repro-Med. Gamogen's option may be exercised at any time for a period of three years commencing 45 days after the stated effective date of the option agreement and Repro-Med's option may be exercised during a 60-day period commencing one year after the stated effective date of the option agreement. Upon exercise of the option by either party Gamogen will exchange its interest in the Restore Joint Venture for 50,000 shares of common stock of Gamogen owned by Repro-Mod.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

         a. Stock Purchase Agreement between Repro-Med Systems, Inc. and Southridge Group LLC

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         b. Asset Purchase Agreement between Gamogen, Inc. and Repro-Med
            Systems, Inc.

         C. Option Agreement between Repro-Med Systems, Inc. and Gamogen, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: November 11, 1999                 SOUTHRIDGE GROUP LLC

                                                  By
                                                    ---------------------------
                                                    Yale Farar, Managing Member